UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

GENERAL GROWTH PROPERTIES, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:
Andrew G. Dietderich, Esq.
Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004
212-558-4000
November 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-- 0 --

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-- 0 --

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-- 0 --

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-- 0 --

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D, as previously amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock par value $0.01 per share (the “Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Issuer” or “Old GGP”), issued prior to Old GGP’s emergence from the protection of chapter 11 of the Bankruptcy Code as a reorganized company (such reorganized company, “New GGP”). Capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.
As of November 12, 2010, the Reporting Persons no longer beneficially own, or have additional economic exposure to, any Common Shares of Old GGP, and accordingly, this Amendment constitutes the final amendment to the Schedule 13D. The Reporting Persons intend to file a statement on Schedule 13G with respect to their beneficial ownership of the new common stock par value $0.01 of New GGP (the “New Common Shares”) issued in exchange for the Common Shares as described further in Item 4 below.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented, as follows:
On October 21, 2010, the Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) held a confirmation hearing to consider Issuer’s and certain of its domestic subsidiaries’ Third Amended Joint Plan of Reorganization (the “Plan”) under chapter 11 of the Bankruptcy Code. The same day, following the confirmation hearing, the Bankruptcy Court entered an order (the “Confirmation Order”) approving and confirming the Plan.
On November 9, 2010, the Plan became effective and New GGP emerged from chapter 11 protection. Pursuant to the Plan, Issuer spun-off its subsidiary, the Howard Hughes Corporation, a Delaware corporation (“HHC”), as an independent, publicly-listed company. Upon effectiveness of the Plan, each Common Share was extinguished and exchanged for one share of New Common Shares and approximately 0.098 shares of common stock par value $0.01 of HHC.
Item 5. Interest in Securities of Issuer
Item 5(a), (b) and (e) is hereby amended and supplemented as follows:
As described in Item 4 above, as a result of the emergence of New GGP from chapter 11 and the effectiveness of the Plan on November 9, 2010, Old GGP extinguished all Common Shares and the Reporting Persons ceased to beneficially own any Common Shares.
Item 5(c) of the Schedule 13D is amended and restated as follows:
(c) Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares and Swaps that were effected since Amendment No. 9 to this Schedule 13D by the Reporting Persons for the benefit of the Pershing Square Funds.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer
Item 6 is hereby supplemented, as follows:
The information set forth in Item 4 and Item 5 is incorporated herein by reference into this Item 6 as if restated in full herein.
Item 7. Material to be Filed as Exhibits.
Exhibit 99.1     Trading Data

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: November 12, 2010	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
PS Management GP, LLC,
	By:	its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT INDEX
Exhibit 99.1	Trading Data